

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

<u>Via Email</u>
Huitian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102 Chengzhan Road
Liuzhou City, Guangxi Province
P.R.C. 54007

> **Re: China BCT Pharmacy Group, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed June 12, 2012**
> **File No. 333-165161**
>
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed June 12, 2012**
> **File No. 333-145620**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective amendment to Form S-1, filed June 12, 2012

1. Please confirm that you will resolve any outstanding comments on your Form 10-K prior to requesting effectiveness of your post-effective amendment.

Form 10-K for Fiscal Year Ended December 31, 2011

2.   We note the revised disclosure responsive to Item 308 of Regulation S-K indicates that you reassessed your internal controls over financial reporting and determined they were not effective as of December 31, 2011 but you continue to believe that the financial statements included in your Form 10-K comply with US GAAP. With a view to revised disclosure, please:

- Advise us in greater detail of the specific material weaknesses or significant deficiencies that contributed to management's conclusion that internal controls are not effective;
- Identify and explain the "instances of non-conformity with US GAAP in draft financial statements furnished to [y]our independent registered accounting firm …" and specify the items of non-compliance and how they contributed to your revised conclusion; and,
- Explain the basis for management's belief that the financial statements included in the Form 10-K comply with US GAAP, including but not limited to, a discussion of the qualifications of your Chief Financial Officer as it relates to US GAAP and SEC reporting.

In responding, please provide us with proposed draft disclosure for inclusion in your Form 10-K. Also, please consider adding a risk factor to your post-effective amendment addressing these issues, as necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director